

June 27, 2014

Via Email
Ms. Chu Li An, Chief Executive Officer
AJ Greentech Holdings, LTD
136-20 38th Ave Unit 3G
Flushing, NY 11354

> **Re: AJ Greentech Holdings, LTD**
> **Form 10-K for the year ended December 31, 2013**
> **Filed April 14, 2014**
> **File No. 0-53737**

Dear Ms. An:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that your independent audit report refers to the financial statements as of and for the year ended December 31, 2013. We further note your reference to a second audit report in the index to your financial statements. Please amend your filing to include an audit report for all periods presented, as appropriate.

Notes to the Consolidated Financial Statements

Note 1 – Organization and Operations

2.   Your disclosure indicates that on October 31, 2013 you transferred your stock in your China subsidiaries to a former director and that you have exited the China cleanfuel business. Please tell us how you accounted for this disposition. Please reference the appropriate authoritative guidance.

Note 8 – Capital Stock and Share Based Payment

3.   Your disclosure indicates that you entered into an agreement to acquire all of the issued and outstanding stock of Jin Chih International, Ltd., a Taiwan corporation and that you had not issued the stock consideration for this acquisition as of December 31, 2013. Please tell us how you are accounting for this acquisition, including what the acquisition date was and how you determined such date. In addition, please explain why it appears that you have included the historical financial information for this subsidiary for periods prior to the acquisition. Please reference the authoritative guidance that you relied on in determining your acquisition accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Jenny Kan, Company Represenative